Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

July 14, 2016

Via EDGAR
Trace Rakestraw
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549
Re:    Principal Exchange-Traded Funds
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 7 to the Registration Statement on Form N-1A
Dear Mr. Rakestraw,
This letter responds, on behalf of Principal Exchange-Traded Funds (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 7 to the Registrant’s registration statement on Form N-1A (the “Amendment”), which you communicated to me and Britney Schnathorst by telephone on June 20, 2016. The Registrant filed the Amendment with the Commission on May 5, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 10).
Comments to the Fund Summaries for Both Funds
Comment 1. For each Fund, please add a row to the Annual Fund Operating Expenses table for Distribution and/or Service (12b-1) Fees, with a dash indicating there are currently no such fees.
Response: The Registrant respectfully declines to make the requested revision. Although the Fund’s Board of Trustees has approved a Rule 12b-1 plan for the Fund, no 12b-1 fees are expected to be charged. Form N-1A, Item 3, Instruction 1(c) states: “A Fund may omit other captions if the Fund does not charge the fees or expenses covered by the captions.” Accordingly, the Fund does not include a line item for Rule 12b-1 fees in the table. Notably, the Staff has requested that other fund complexes remove the line item for 12b-1 Fees in similar situations. (See e.g., AdvisorShares Trust correspondence to Valerie J. Lithotomos dated April 11, 2016.)
Comment 2. If either Fund expects to incur Acquired Fund Fees and Expenses, confirm that such fees and expenses will be reflected in such Fund’s Annual Fund Operating Expenses table.
Response: Neither Fund expects to incur Acquired Fund Fees and Expenses exceeding the de minimis amount permitted by Form N-1A, Item 3, Instruction 3(f)(i). However, if a Fund incurs such expenses in excess of the de minimis amount in the future, it will disclose such expenses as appropriate in the Annual Fund Operating Expenses table.

Comment 3. Please consider making "Index" a defined term in each Fund’s objective.
Response: The Registrant will make the requested revision.
Comment 4. For each Fund, consider rewording the following sentence as shown in italics: “In seeking its objective, the Fund typically employs a ‘full replication’ strategy which involves investing in all the securities that make up the Index, in the same approximate proportions as the Index.”
Response: The Registrant will make the requested revision.
Comment 5. For each Fund, please consider providing additional disclosure about the interplay between full replication and representative sampling strategies, including the specific circumstances in which sampling can be used, similar to the description in the Funds’ exemptive application.
Response: The Registrant respectfully declines to revise the disclosure. The current disclosure is clear that each Fund will “typically” use the full replication strategy and then describes how each strategy works.
Comment 6. For each Fund, please consider moving the clause regarding "securities not included in the Index" into a separate sentence.
Response: The Registrant will make the requested revision.
Comment 7. For each Fund, please add disclosure to the Market Trading Risk to the effect that:

(A)
when spreads widen or premiums/discounts to net asset values are larger, shareholders may receive less than the underlying value of the Fund’s securities when they buy/sell on the secondary market; and

(B)	in periods of market stress, market makers/participants may step away from their respective roles, which could lead to variances between the market price and underlying value of the securities.
Response: The Registrant will add relevant disclosures to the Market Trading Risk in each Fund’s summary prospectus or to the Additional Information about Investment Strategies and Risks-Shares May Trade at Prices Different than NAV section.
Comment 8. Is the Index for each Fund an appropriate broad-based index?
Response: The Registrant respectfully submits that each respective Index is an appropriate broad-based index for the Fund. Form N-1A, Item 27(b)(7), Instruction 5 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” Each Index meets this definition, as the Index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor.
Comment 9. Consider stating each Fund’s concentration policy in the principal investment strategies.
Response: The Registrant will make the requested revision.
Comments to the Principal Healthcare Innovators Index ETF Fund Summary
Comment 10. Confirm in correspondence that the Fund complies with the names rule with respect to healthcare investments.
Response: The Registrant confirms that the Fund invests at least 80% of its assets in the Index. Currently, the Index is comprised of 100% healthcare-related investments.

Comment 11. Please define “early-stage companies” in the principal investment strategies.
Response: The Registrant will make the requested revision.
Comment 12. Please add a principal investment strategy to correspond to the Growth Securities principal risk, or delete the risk if not principal.
Response: The Registrant will make the requested revision.
Comment 13. Please add disclosure related to intellectual property and patent protection risks with respect to healthcare companies.
Response: The Registrant will make the requested revision.
Comments to the Principal Millennials Index ETF Fund Summary
Comment 14. Confirm that the word “global” should not be in name of the Fund.
Response: Confirmed.
Comment 15. Please consider disclosing in the principal investment strategies how the Fund determines which securities, companies and market segments have “exposure to millennials.”
Response: The Registrant will make the requested revision.
Comment 16. Confirm that each market segment listed in the fourth sentence of the principal investment strategies is a principal investment strategy of the Fund.
Response: The Registrant will revise the disclosure to delete those segments that it does not consider to be principal investment strategies of the Fund based on the current composition of the Index.
Comment 17. Explain how the index changes over time to reflect constituents' exposure to millennials. As the millennial generation ages, would the Fund expect the focus on certain market segments to change?
Response: The Registrant expects that the spending patterns of millennials will change as they age, and the annual evaluation of the Index will result in corresponding changes to the constituents of the Index based on their exposure to millennials.
Comment 18. As of June 9, 2016, a significant portion of the Index was comprised of securities related to consumer services, consumer goods and technology. Consider adding principal risks for these market segments.
Response: The Registrant will make the requested revision.
Comment 19. With respect to investments in foreign securities, please:

(A)	disclose that financial institutions may act as Authorized Participants that post collateral on an agency basis.

(B)	disclose that, to the extent Authorized Participants exit, there may be significantly diminished trading markets.

(C)	disclose that differences in the opening and closing of markets may result in changes between the last quote from a foreign market, which could lead to price differences.
Response: The Registrant will make the requested revisions to the Additional Information about Investment Strategies and Risks - Shares May Trade at Prices Different than NAV section.

Comment 20. If investing in depositary receipts is a principal investment strategy, please add appropriate strategy and risk disclosure.
Response: Investing in depositary receipts is not a principal investment strategy of the Fund.
Comments to the Statutory Prospectus
Comment 21. In the strategy and risk table, should foreign securities be designated as “not applicable” for the Principal Healthcare Innovators Index Fund?
Response: No; foreign securities are a potential non-principal investment of the Fund.
Comment 22. Please consider adding all of the risks that are listed in the fund summaries to the strategy and risk table.
Response: The Registrant respectfully declines to revise the disclosure at this time but will take this comment into consideration for future filings. The Registrant submits that many of the risks in the summary prospectuses are discussed in relation to other strategies and risks included in the table and paragraphs that follow.
Comment 23. Under “Liquidity Risk,” consider tailoring the disclosure about derivatives and high yield bonds to these two Funds.
Response: The Registrant respectfully declines to revise the disclosure at this time but will take the Staff’s comments into consideration when preparing its next annual updates for all of its funds.
Comment 24. Please consider adding disclosure that a Fund’s investments in other ETFs are not counted toward the 80% test.
Response: The Registrant respectfully declines to revise the disclosure and submits that the types of securities included for purposes of each Fund’s 80% test are described in detail in each Fund’s principal investment strategies and further described in the detailed information in the Underlying Indices.
Comment 25. With respect to the scope of investment decisions by the sub-advisors, consider revising the disclosure for index funds.
Response: The Registrant respectfully declines to revise the disclosure at this time but will take the Staff’s comments into consideration when preparing its next annual updates for all of its funds.
Comment 26. Please include dates showing five years of employment for each portfolio manager.
Response: The Registrant will make the requested revision.
Comment 27. In the Pricing of Fund Shares - Secondary Market section, please consider adding disclosure about what the IOPV includes, as well as which elements may adversely affect use of IOPV as indicator of market value.
Response: The Registrant respectfully declines to make the requested revision and submits that the current disclosure includes the basis for calculating the IOPV and detailed information about why the IOPV is not an indicator of the Fund’s NAV.
Comment 28. The prospectus states that the Fund’s Board may elect to liquidate and terminate a Fund without shareholder approval. Consider adding whether shareholders would receive notice.
Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of Form N-1A. See Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comment 29. Please consider disclosing whether Board approval is required to impose fees under the Funds’ Rule 12b-1 Plan.
Response: The Registrant will make the requested revision.
Comment 30. In the Underlying Indices section, please explain how the index determines which securities have high or medium exposure to millennials. Is a metric used to make this determination, or does it rely on qualitative judgment?
Response: The Registrant will make the requested revision.
Comment 31. In the Underlying Indices section, please define the term “non-earners.”
Response: The Registrant will make the requested revision.
Comment 32. Since the Nasdaq US Healthcare Innovators Index appears to be solely a U.S. index, should depositary receipts be included as permissible securities?
Response: Yes; the Nasdaq US Healthcare Innovators Index provides exposure to certain securities within the Nasdaq US Benchmark Index, which includes depositary receipts as permissible securities.
Comments to the SAI
Comment 33. Please confirm that the Principal Millennials Index ETF should be included in the paragraph regarding non-fundamental investment policies pursuant to Rule 35d-1.
Response: Confirmed.
Comment 34. The SAI, under Industry Concentration, states: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” The Staff believes the only exception to industry concentration should be securities issued by the federal government and municipals that are not tied to a specific project.
Response: The Registrant respectfully declines to revise this disclosure. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E) as well as N-1A Item 16(c)(1)(iv), both of which require the Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries.
The Staff has said that a Registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Guide 19. Section 8(b)(1) of the 1940 Act “permits a fund to implement a concentration policy that allows for some degree of discretion.” No-Action Letters for BlackRock Multi-Sector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the current discussion of industry concentration describes “the circumstances under which the fund intends to concentrate its investments.” Id. The economic characteristics of privately issued mortgage-related securities and asset-backed securities vary and have widely differing risk profiles and underlying assets; therefore, grouping these together as an industry would not be reasonable or appropriate.
With respect to the tax-exempt municipal securities, the Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.

Comment 35. The first sentence under Investment Strategies and Risks - Inflation Indexed Bonds states: “[e]ach fund may invest…” Although this section is general, please consider revising the disclosure to say “certain” or “some” funds.
Response: The Registrant will make the requested revision.
Comment 36. Under Redeeming Creation Units - Cash in Lieu, please consider including additional examples of circumstances in which the fund can redeem in cash.
Response: The Registrant will make the requested revision.
Comment 37. The second paragraph under Cash in Lieu states as follows: “…the Authorized Participant will reimburse the Fund for, among other things, any difference between the market value at which the securities were purchased by the Fund and the cash in lieu amount (which amount, at Principal’s discretion, may be capped), applicable registration fees and taxes.” Please explain whether the Fund would reimburse an Authorized Person that has paid too much cash related to a security that the Fund can obtain for less.
Response: The Registrant will revise the language in the Cash in Lieu paragraph to clarify.
Comment 38. Please define the term “transmittal date” the first time it is used.
Response: The Registrant will make the requested revision.
Comment 39. In Appendix C, please disclose settlement periods that will take longer than 7 days.
Response: The Registrant will make the requested revision.
We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-235-9328 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel, Registrant